Exhibit 99.6
CONSENT OF EXPERT
The undersigned, Mr. Stephen McGibbon, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Stephen McGibbon
Name: Stephen McGibbon
Date: March 21, 2006